U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

February 5, 2015

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs,

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Novo Nordisk A/S has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the Securities and Exchange Commission on February 5, 2015.

Sincerely,

/s/ Lars Rebien Sørensen	/s/ Jesper Brandgaard

Lars Rebien Sørensen Chief Executive Officer	Jesper Brandgaard Executive Vice President and Chief Financial Officer